UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of November 2004

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing 'Trading Statement'




10 November 2004
                                 Trading update

Pearson is today providing investors and analysts with a trading update. All growth rates are for the first nine months of the year and are stated on an underlying basis, excluding the impact of currency movements and portfolio changes.

Pearson's sales are up 2%, operating profit is up 7% and free cash flow is well ahead of 2003. At this stage we remain on track to achieve underlying progress on earnings, cash and returns in 2004.

Our education businesses are performing well and we are making good profit progress across the FT Group. This is helping us to mitigate the impact on earnings of the weak dollar, the long-expected slow year for US School adoptions and a difficult period for Penguin.

Looking ahead to 2005 and beyond, we remain confident of a significant acceleration in earnings, cash and returns. With leading market positions and lower costs, we are in good shape to take advantage of a strong rebound in the US School publishing industry, improving US state budgets and federal education funding, the rapid expansion of our testing businesses and further profit improvement at our business newspapers.

Sales at Pearson Education are up 1% for the first nine months of the year.

Sales at our School business are 1% lower. Good growth in open territories, in supplementary publishing and outside the US is offsetting the weak adoption calendar. We expect revenues at our total School business to be broadly level for the year as a whole. In the US we have led in share of new adoption business, winning approximately 28% of the total new adoptions (and approximately 31% of those we competed in) in a new adoption market that is some 30% lower than in 2003. We are also performing well in the open territories and in supplementary publishing, where growth is picking up with the continuing recovery in state budgets. Outside the US, we are gaining share in key markets including Canada, Hong Kong and the UK.

In Higher Education, our sales are up 3%. We are once again growing ahead of the industry, with strong performances in online learning and custom publishing. We expect our US Higher Education business to grow ahead of its market this year and in the 4-6% range, as planned.

Sales are up 3% at our Professional education business, and we continue to expect sales and profit to be ahead for the full year. Government Solutions and Professional Testing are growing strongly with the start-up of new contracts with customers such as the US Department of Health and Human Services and the UK's Driving Standards Agency. Our technology publishing business continues to face weak conditions in the IT industry but is gaining share and benefiting from its lower cost base. We continue to expect that we will receive the full $151m payment for work completed in 2002 on behalf of the US Transportation and Security Administration.

Penguin generates a large proportion of its sales and profits in the fourth quarter. In the first nine months, underlying sales are up 1% although, as previously stated, headline sales and profits will be affected by the weak US dollar. As a result of disruption to UK distribution and a slowdown in the US consumer publishing industry in recent months, Penguin's full-year profits are likely to be around the low end of current market expectations.

In the US, the AAP has reported that net sales for the industry were level with last year in the first half, but down 3% for the first nine months. We expect the US book retail market - which slowed down in the run-up to the US elections
- to pick up for the holiday season. In the UK, despite distribution difficulties, our total volumes shipped to bookstores are up 4% compared with the same period last year and we have maintained our market share. However, we have seen a change in the mix towards lower margin frontlist titles, and have incurred additional costs from delivering direct from printers to bookstores and running two UK warehouses. For the important fourth quarter we have a strong schedule of frontlist titles, including new books from Nora Roberts, Clive Cussler, Jamie Oliver and Sue Townsend.

At the FT Group, sales are up 6% and we expect a significant profit improvement for the full year. The Financial Times is on track to reduce losses by approximately GBP20 million this year, and we expect it to return to breakeven in the fourth quarter. Though advertising trends remain erratic from week to week and across industry sectors, advertising revenues are ahead of last year at all our business newspapers. At the Financial Times, advertising revenues are 2% higher and forward bookings are slightly ahead. Recruitment and luxury goods advertising revenues are growing at more than 20%, but technology and business-to-business advertising remain weak. Geographically, we are seeing good growth in Europe and Asia, largely offset by a weaker US corporate advertising market. IDC's total revenues as reported are up 12% and net income up 10%, helped by acquisitions and organic revenue growth, which accelerated to 5% in the third quarter. Recoletos will announce its third quarter results tomorrow.

Exchange rates Pearson makes approximately two-thirds of its sales in the US and a five cent change in the average exchange rate for the full year (which in 2003 was GBP1:$1.63) will have an impact of approximately 1p on adjusted earnings per share. For the first nine months of 2004 our average exchange rate was GBP1:
$1.82.

Ends

For more information:

UK: Luke Swanson/ Charlotte Elston + 44 (0) 20 7010 2310

US: Jeff Taylor + 1 212 641 2409

Pearson will be holding two conference calls today with Marjorie Scardino, chief executive, and Rona Fairhead, chief financial officer, for analysts and investors.

Europe

The call will take place at 0830 GMT. To participate in the conference call, please dial + 44 (0)1296 317 500, password: Pearson. To register, please dial in five minutes before the conference call starts.

US

This call will take place at 1000 EST (1500 GMT). To participate from the US, please call toll free +1 888 339 2688, passcode: 55934626. Participants from outside the US should call +1 617 847 3007, passcode: 55934626. To register, please dial in five minutes before the conference call starts.

Both calls will be audiocast live on www.pearson.com. They will also be available on demand at www.pearson.com afterwards.


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 10 November 2004

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary